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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Form N-8F

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for
        descriptions, see Instruction 1 above):

       [ ] Merger

       [ ] Liquidation

       [X] Abandonment of Registration
       (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

       [ ] Election of status as a Business Development Company
       (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.     Name of fund: LOWE EQUITY PARTNERS LLC

3.     Securities and Exchange Commission File No.: 811-23877

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

       [X]	Initial Application	[ ]	Amendment

5.     Address of Principal Executive Office):

       5051 Peachtree Corners Circle, Suite 200
       Peachtree Corners, Georgia 30092

6. Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

       Emory Lowe, Lowe International Holding Company
       5051 Peachtree Corners Circle, Suite 200
       Peachtree Corners, Georgia 30092
       (470) 918-9216

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-l, .31a-2]:

       Emory Lowe, Lowe International Holding Company
       5051 Peachtree Corners Circle, Suite 200
       Peachtree Corners, Georgia 30092
       (470) 918-9216

8.	Classification of fund (check only one):

        [ ] Management company;
        [X] Unit investment trust; or
        [ ] Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):
        [ ] Open-end	[ ]   Closed-end

10.	State law under which the fund was organized or formed: Georgia

11.	Provide the name and address of each investment adviser of the fund
        (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

        NONE

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

	NONE

13.	If the fund is a unit investment trust ("UIT") provide:

(a)	Depositor's name(s) and addressees):

	1st Funding Financial Guaranty Insurance Company
        5 Concourse Parkway
        Sandy Spring, GA 30328

(b)	Trustee's name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

        [ ] Yes	 [X]   No

        If Yes, for each UIT state:

        Name(s):
        File No.: 811-________
        Business Address:

15.	(a)	Did the fund obtain approval from the board of directors
                concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

        [X] Yes	[ ]   No

        If Yes, state the date on which the board vote took place: If No, explain:

	May 23, 2023

II.	Distributions to Shareholders

16.	NOT APPLICABLE

17.	NOT APPLICABLE

18.	NOT APPLICABLE

19.	NOT APPLICABLE

III. Assets and Liabilities

20	NOT APPLICABLE

21.	NOT APPLICABLE

IV. Information About Event(s) Leading to Request For Deregistration

22.	NOT APPLICABLE

23. 	NOT APPLICABLE

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?
       [ ] Yes		[X]   No

       If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

       [ ] Yes		[X]   No

       If Yes, describe the nature and extent of those activities:

VI. Mergers Only

26. NOT APPLICABLE


VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Lowe Equity Partners, LLC, (ii) he or she is the President/CEO of Lowe Equity Partners, LLC and (iii) all actions by shareholders, directors,and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.


(Signature)
/S/ EMORY LOWE
Emory Lowe, President/CEO
Lowe Equity Partners, LLC